November 18, 2014

VIA EDGAR AND FEDEX OVERNIGHT

Mr. Ronald E. Alper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 3561
Washington, D.C. 20549

Re:    Body Central Corp.
Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-198924

Dear Mr. Alper:

On behalf of Body Central Corp. (referred to as “Body Central” or as the “Company”), we are responding to the comments contained in the letter, dated October 20, 2014 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-198924) (the “Registration Statement”). Certain revisions have been made to the Registration Statement in response to Staff comments contained in your Comment Letter and to reflect other updating changes. To facilitate your review, we have also sent to you by overnight courier courtesy copies of the following: (i) this letter, and (ii) a clean copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), as well as a copy which has been marked to show changes from the September 24, 2014 filing.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Body Central. Unless otherwise specified, all page numbers referenced in our responses refer to the clean copy of Amendment No. 1 as filed on the date hereof (as distinguished from page references in the Staff’s comments, which refer to the initially submitted Registration Statement).

General

1. We note that the selling shareholders are offering more than 450% of the company’s public float and that they recently acquired their shares in private placements completed in July 2014. We also note your disclosure on the prospectus cover page that the selling shareholder “may be deemed” underwriters. Because of the nature and the size of the transaction being registered, it appears that

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C and instead appears to represent a primary offering, which must be made at a fixed price for the duration of the offering because the company is not eligible to conduct an “at the market offering” under Rule 415(a)(4). Please revise your registration statement accordingly or advise us of the company’s basis for determining that the selling shareholder transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of Regulation C. In your analysis, please address the factors referred to in Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, including the number of shares offered compared to the public float.

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that the proposed offering of shares of the Company’s common stock by the selling stockholders as contemplated by the Registration Statement is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Executive Summary

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. The Company will not receive any proceeds from the resale of note conversion shares registered pursuant to the Registration Statement; all such proceeds will be received by the selling stockholders. However, the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) 612.09 that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The Company respectfully submits that, upon a proper evaluation of the totality of the factors and circumstances articulated in CDI 612.09, the proposed offering is a valid secondary offering as to which the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company, and consequently all of the shares may be registered under Rule 415(a)(1)(i).

The thirteen selling stockholders purchased their convertible notes almost five months ago, accepting the market risk of their investment from and after the closing of the June 2014 financing. The notes were acquired as restricted securities in a private placement exempt from registration, with each selling stockholder representing to the Company that its investment was made in the ordinary course of business for its own account and not with a view towards public sale or distribution. The circumstances under which the selling stockholders acquired their notes support the conclusion that their respective investment decisions were motivated by a long-term investment view of the Company, rather than an intention to distribute the subject securities – specifically, the selling stockholders committed to an $18 million investment in the Company to provide much-needed support for the Company’s cash position and its ability to operate as a going concern, with full knowledge that the Company would be forced to delist from Nasdaq as a result of the financing and would therefore experience diminished liquidity in the market for the Company’s common stock. This relative illiquidity of the selling stockholders’ investment in the Company is wholly inconsistent with the notion of a distribution on behalf of the Company; based on current trading

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

volumes of approximately 12,700 shares per day, even if no other shares of the Company’s common stock were sold in the public markets, it would take approximately two years to sell all of the shares being registered by the Registration Statement. Further, given that the conversion price of the notes (set at $3.50) is “underwater” as compared with the current market price of the Company’s common stock (which closed at $2.35 as of November 17, 2014, and traded as low as $0.45 per share as recently as October 31, 2014, further emphasizing the market risk borne to date), the selling stockholders could not seek to convert the notes today for a quick sale without realizing an approximate one-third (1/3) loss on their investment. The notes do not provide for resets of the conversion price due to changes in the market price of the Company’s common stock, and are subject to a 9.99% blocker provision. As to relationships between the selling stockholders and the issuer, prior to the financing, (i) eight of the selling stockholders had no prior relationships with the Company, (ii) prior connections of four of the selling stockholders were limited to existing holdings of the Company’s common stock, which positions were acquired no later than April 2014 and continue to be held by them, and (iii) only one of the selling stockholders (the Company’s then CEO) had been an affiliate of the Company, participating to the extent of approximately 2% of the aggregate financing proceeds to demonstrate his confidence in the long-term prospects of the Company. Following the financing, only three of the selling stockholders are accorded board designation rights; the Company submits that the three directors appointed pursuant to such rights (out of a total board currently consisting of nine members) have been actively involved in setting the Company’s strategic direction and promoting its long-term investment potential. To the Company’s knowledge, the selling stockholders are not in the business of underwriting securities, nor are any of them broker-dealers or affiliates of broker dealers. Despite the large number of shares being registered, the totality of the facts and circumstances clearly indicate that the offering is appropriately characterized as a secondary offering.

Set forth below is a more detailed discussion of the background of the financing together with an analysis of each of the CDI 612.09 factors.

Background

June 2014 Financing

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on June 30, 2014, effective as of June 27, 2014 (the “Closing”), the Company consummated a private placement (the “June 2014 Financing”) pursuant to a securities purchase agreement (as amended, the “Purchase Agreement”) with thirteen investors (the “Investors”). In accordance with the Purchase Agreement, the Company issued and sold to the Investors $18.0 million in aggregate principal amount of its subordinated secured convertible notes (as amended, the “Notes”) and new series of preferred stock (the “Preferred Stock”). Pursuant to the terms of the Purchase Agreement, the Company agreed, among other things, to seek stockholder approval within 90 days of the Closing to effect a reverse stock split in order to ensure the availability of sufficient authorized stock to cover conversions of the Notes. In accordance with this covenant and pursuant to the approval of its stockholders as received at the 2014 Special Meeting of Stockholders, the Company implemented on September 4, 2014 a one-for-ten reverse stock split of its common stock that became effective

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

for trading purposes on September 9, 2014 (the “Reverse Stock Split”). Unless otherwise expressly indicated to the contrary, all share numbers and per-share prices in this letter have been adjusted as appropriate to give effect to the Reverse Stock Split.

Description of the Notes

The Notes are convertible into shares of the Company’s common stock at any time, in whole or in part, at the option of the holders at a fixed conversion price of $3.50 per share, subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances effected at a price less than the then-conversion price during the term of the Notes. Interest on the Notes accrues at 7.5% per annum payable quarterly in arrears. At its option, subject to the terms of the Intercreditor and Subordination Agreement entered into in connection with the Notes to define the rights as between the holders of the second lien Notes and the lenders under the Company’s first lien asset-based lending credit facility (the “Subordination Agreement”), the Company may make cash payments of the quarterly interest amounts at the discounted rate of 6.75% per annum. If the Company does not exercise the option to pay cash interest, the applicable quarterly interest payment will be made in kind by increasing the principal amount due under the Notes by an amount equal to the quarterly interest amount of 7.5% per annum. A default interest rate of 20% may apply upon the occurrence and continuance of an event of default. The Notes are guaranteed by the Company’s subsidiaries and enjoy a second lien against the Company’s assets and are junior only to liens of senior debt and certain permitted liens. All amounts under the Notes will be due and payable in cash on the third anniversary of the issuance of the convertible notes if not converted or redeemed earlier.

Description of the Preferred Stock

In the June 2014 Financing, the Company also issued to the Investors, in addition to the Notes, 16 new series of Preferred Stock (collectively, the "Preferred Stock”), consisting of Series A-1 through A-3 Preferred Stock (the “Series A Preferred”) and Series B-1 through B-13 Preferred Stock (the “Series B Preferred”). One share of each series of Preferred Stock was authorized and issued. Each share of Series A Preferred gives its holder the right to elect a director to the Company’s board of directors (that is, the right to elect a total of three directors as of the Closing, with the notes providing that this right diminishes and disappears generally proportionally with decrease in the Investors’ ownership of Notes as described below). Among other things, each share of Series B Preferred gives its holder the right to vote the shares of common stock underlying such holder’s Note on an as-converted basis. Shares of Series A Preferred are not transferable (other than to affiliates) and shares of Series B Preferred may only be transferred in conjunction with the Note held by such Buyer.

Common Stock Issuable Upon Conversion of Notes

As of the date of this letter, the maximum number of shares of the Company’s common stock that can be issued pursuant to full conversion of the $18 million aggregate principal amount of Notes issued at Closing, exclusive of capitalized interest and without giving effect to the blocker

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

provision described in the immediately following paragraph, is 5,142,864 shares. In response to Comment 2 below, the Company is also registering pursuant to Amendment No. 1 to the Registration Statement filed today, an additional 825,216 shares issuable correlating to two years of capitalized interest on the Notes, based on the Company’s good faith estimate that capitalized interest will be added to the outstanding principal amount of the Notes on a quarterly basis at a rate of 7.5% per annum for approximately the first two years of the three-year term of the Notes.

As indicated above, the conversion price of the Notes is fixed at $3.50 per share. While the Notes provide for anti-dilution protection in the event the Company effects a financing at a price below the then-effective conversion price of the Notes, there will be no resets of the conversion price based on the trading price of the Company's common stock. Accordingly, as further described below, the Notes do not have any “toxic” or “death spiral” features that the Commission historically has found to be problematic. In addition, conversions of the Notes are subject to a blocker provision providing that no conversion may be effected if, after giving effect to such conversion, the converting holder together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the Company’s outstanding common stock immediately after giving effect to such conversion.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement with the Investors (as amended, the “Registration Rights Agreement”), the Company agreed, among other things, (i) to file with the Commission a registration statement within 20 calendar days after it obtained stockholder approval of the Reverse Stock Split (that is, by September 24, 2014) registering the resale of 130% of the maximum number of shares issuable pursuant to the Notes (the “Initial Required Registration Amount”) and (ii) to use its reasonable best efforts to cause such registration statement to become effective within 90 calendar days from the filing date (the “Effectiveness Deadline”) and maintain its effectiveness until all of the shares registered thereunder may be freely transferred by the Investors or the Investors have sold all of the shares covered by the registration statement. Pursuant to the Registration Rights Agreement, in the event that the initial registration statement does not cover all of the requisite registrable securities, the Company will be obligated to file additional registration statements. As further discussed below, the Registration Rights Agreement as entered into at Closing had required that the Company file the initial registration statement within 20 calendar days of the Closing; in order to accommodate the Company to permit the necessary time to solicit proxies for the Reverse Stock Split, the Investors subsequently agreed to amend the Registration Rights Agreement to extend the initial filing deadline to 20 calendar days after obtaining approval for the Reverse Stock Split, thereby assuming additional market risk with respect to their securities.

The Company filed the Registration Statement in accordance with its obligations under the Registration Rights Agreement. The Company will be subject to certain obligations if it (i) fails to have the Registration Statement declared effective on or before the Effectiveness Deadline or (ii) fails to maintain the effectiveness of the Registration Statement or fails to meet certain other maintenance obligations. If the Company fails to meet the obligations as described in the previous sentence, subject to the terms of the Subordination Agreement, the Company will be required to

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

pay liquidated damages equal to 2% of the purchase price of the registrable securities upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the registrable securities; provided that the Investors agreed to eliminate the penalty fee provision associated with any failure by the Company to timely register the requisite number of shares pursuant to the Registration Rights Agreement to the extent that the number of shares available under the Registration Statement is sufficient to cover the lesser of (1) at least 100% of the maximum amount of conversion shares or (2) the lesser of the maximum number of shares of common stock of the Company permitted to be registered by the Commission or authorized pursuant to the Company's certificate of incorporation. In addition, after such time as the Company’s first lien credit facility is satisfied in full, the failure of the Registration Statement to be declared effective on or prior to the date that is 60 days after the Effectiveness Deadline would constitute an event of default under the Notes. As further addressed below in our analysis, neither the requirement that the Registration Statement be filed, nor its subsequent effectiveness, support a conclusion that the Investors necessarily would sell any particular amount of the registered shares over any particular timeframe. Selling stockholders may have reasons for desiring that their shares be registered for resale other than immediate sale, including having an effective registration so that they can take advantage of market opportunities should they arise in the future.

Rule 415 Analysis

Rule 415 under the Securities Act generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

1. The registration statement pertains only to:

i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling stockholders would be unable to sell their securities at prevailing market prices, (ii) the selling stockholders may be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liabilities under Section 11 of the Securities Act, and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the selling stockholders to effect resales of their securities. In this regard, and as noted by the Staff in CDI 612.09 which is discussed in the next paragraph, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

such as the Company to raise capital and on the ability of a selling stockholder to effect resales of its securities.

With regard to the Staff’s comment, we note that CDI 612.09 indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. As indicated in the Registration Statement, in this case the Company will not receive any proceeds from the resale of shares pursuant to the Registration Statement; instead, the selling stockholders will receive all proceeds received from any resales by them. As CDI 612.09 indicates, the question is a “difficult factual one” involving an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,
2.	the circumstances under which they received them,
3.	their relationship to the issuer,
4.	the amount of shares involved,
5.	whether the sellers are in the business of underwriting securities, and
6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Accordingly, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in CDI 612.09. Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of all of the shares is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the shares relates to a valid secondary offering, and the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the shares covered by the Registration Statement.

Analysis

Each of the six factors of CDI 612.09 is discussed below.

1. The Period for which the Selling Stockholders have Held the Shares

The 5,968,080 shares of common stock being registered pursuant to the Registration Statement consist of (i) 5,142,864 shares of common stock underlying the Notes issued on June 27, 2014 and (ii) an additional 825,216 shares issuable correlating to two years of capitalized interest on the Notes, based on the Company’s good faith estimate that capitalized interest will be added to the outstanding principal amount of the Notes on a quarterly basis at a rate of 7.5% per annum for

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

approximately the first two years of the three-year term of the Notes. The private placement of Notes was completed, and all Notes were issued, on June 27, 2014 pursuant to binding obligations arising out of the Purchase Agreement entered into on that date.

We believe it is also important to note that CDI 139.13 provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. The thirteen selling stockholders invested an aggregate of $18 million in the Notes and Preferred Stock almost five months ago and have effectively accepted the market risk of their investment from the June 27, 2014 closing. Furthermore, we believe it is worthy of mention that the five selling stockholders that owned positions in the Company’s outstanding common stock at the time of the Closing, held positions as of such time aggregating to 18.7% of the Company’s common stock, which shares were acquired in transactions effected no later than April 2014 and which positions continue to be held. The Company believes that the purchase of the securities in the June 2014 Financing by these prior investors, who each held shares of common stock of the Company for a significant period of time prior to the Notes offering, is inconsistent with notion that such investors acquired the securities with a view towards, or for resale in connection with, the public sale or distribution thereof, and instead reflects a long-term investment in the Company. These pre-existing stock positions of these selling stockholders are further described below in point 3 of our Rule 415 Analysis.

Furthermore, the Staff’s “PIPEs” interpretation, as set forth in CDI 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of the selling stockholders here should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions (including this one) a registration statement is required to be filed shortly after closing and is required to be declared effective shortly thereafter. In addition, in this case, the selling stockholders understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. The Registration Rights Agreement entered into between the selling stockholders and the Company on June 27, 2014 had provided that the Registration Statement would be filed as soon as practicable but in no event later than July 17, 2014 (the date which is 20 calendar days after the Closing), with the Company agreeing to use its

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

reasonable best efforts to have the Registration Statement declared effective as soon as practicable but in no event later than 90 days after the filing date. Significantly, in order to accommodate the Company in allowing sufficient time to solicit proxies to approve the Reverse Stock Split and for other logistical matters, the selling stockholders unanimously consented on July 15, 2014 to amend the Registration Rights Agreement (the “July 15 Amendment”) to, among other things, extend the filing deadline for the Registration Statement to the date that is 20 calendar days after the Company obtained stockholder approval for the Reverse Stock Split, as reported in the Company’s Current Report on Form 8-K filed on July 16, 2014. The July 15 Amendment delayed the initial filing of the Registration Statement to September 24, 2014, approximately three months after the Closing of the financing transaction. Additionally, being aware of the Staff’s CDI 612.09 interpretation, the selling stockholders also agreed pursuant to the July 15 Amendment to eliminate the penalty fee provision associated with any failure by the Company to timely register the number of shares required to be registered pursuant to the Registration Rights Agreement (that is, 130% of the maximum number of shares issuable pursuant to the Notes); provided that the number of shares available under the Registration Statement is sufficient to cover the lesser of (1) at least 100% of the maximum amount of conversion shares or (2) the lesser of the maximum number of shares of common stock of the Company permitted to be registered by the Commission or authorized pursuant to the Company's certificate of incorporation. As a result, pursuant to the July 15 Amendment, the selling stockholders effectively took on even more market risk than they had initially agreed to accept at the June 27, 2014 Closing, both as to the extended duration of the outside filing date for the Registration Statement and as to the mitigation of the financial consequences to the Company of a registration covering a lesser number of shares.

Further, as discussed in more detail below, the selling stockholders made their investment decision to purchase the Notes fully understanding that there would be only extremely limited trading activity in the Company’s common stock. It is clear that the Company and the selling stockholders effectuated the June 2014 Financing because of the Company’s critical need for cash, and in so doing, enhanced the Company’s cash position and cash flow in the near term and preserved the Company’s operations and helped to maintain it as a going concern. The context of the Company’s financing needs, and the relative illiquidity of the market for the Company’s common stock, support the conclusion that the selling stockholders participated in the financing as part of their respective long-term commitments to help preserve and grow (and in the case of the several selling stockholders with prior equity positions in the Company, to help protect their then-existing investments in) the Company, and not for the purpose of distributing securities on behalf of the Company. As described under Item 3.01 of the Company’s Current Report on Form 8-K filed to report the June 2014 Financing on June 30, 2014, and as specifically contemplated by the Securities Purchase Agreement, the selling stockholders knew that in order to preserve the financial viability of the Company, it was necessary to consummate the financing before stockholder approval could be obtained, and as a result the Company acknowledged its failure to comply with Nasdaq Marketplace Rules 5635(b) and (d) and determined to voluntarily delist from the Nasdaq Stock Market and seek to have its common stock trade only on the OTC market. The Company’s Nasdaq listing was stricken prior to the opening of trading on July 9, 2014, at which time the Company’s common stock commenced listing on the OTC Pink market. As of the June 27, 2014 Closing date of the June 2014 Financing, the three-month average daily trading volume of the Company’s

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

common stock was approximately 76,759 shares. According to the “Yahoo! Finance” website, the three-month average daily trading volume of the Company’s common stock as of November 17, 2014 was approximately 12,715 shares. Given these facts, the selling stockholders do not and could not expect to have the ability to quickly exit their respective positions, even if they desired to do so. We respectfully submit that the Investors’ ability to attempt a distribution of their shares would be severely limited because the market simply could not absorb that amount of common stock, even if registered. For example, if the Investors were to attempt to liquidate their positions in the shares in the open market, and assuming that no other person sold a single share of the Company’s common stock, it would take the selling stockholders approximately 470 trading days (or approximately two years, after allowing for weekends and holidays), to do so at the current daily trading volume. It should also be noted that, particularly given the secured nature of the Notes, it would seem unlikely that the selling stockholders would consider converting the Notes into shares of common stock and selling those shares in the market unless there were sufficient liquidity at a trading price above the Note conversion price, though the common stock is currently trading at a price well below the $3.50 conversion price of the Notes—the Company’s common stock closed at $2.35 on November 17, 2014, and has traded in the last few weeks at a price as low as $0.45 per share. Based on the trading price of the Company's common stock as compared to the conversion price of the Notes, the selling stockholders have borne, and continue to bear, substantial market risk with respect to their securities. Given the “underwater” status of the conversion price and the length of time it would take the Investors to liquidate their positions, it is not credible to conclude that the Investors have purchased their Notes for the purpose of making a distribution of the underlying shares (nor that they would convert their Notes and lose the second lien secured priority of their investment given the current market price of the underlying shares). Assuming the Investors were to convert all of their Notes today and sell underlying shares on the open market (and further assuming sufficient liquidity on the market to sell the shares, which events are unlikely for the reasons stated above), the Investors would experience an approximate one-third (1/3) loss on their respective investments based on a comparison of the $3.50 Note conversion price and the $2.35 closing price of the Company’s common stock as of November 17, 2014 and giving effect to interest capitalized to date, for an aggregate loss for all selling stockholders of approximately $5.7 million of the $18 million principal amount invested in the Notes at issuance. In this situation, common in many PIPE transactions, the concept that the Investors have “freely tradable” shares is more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments, regardless of whether the shares are registered.

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the selling stockholders and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market, and the fact that the selling stockholders were aware at the June 27, 2014 Closing that, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s common stock, in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

2. The Circumstances under which the Selling Stockholders Received the Shares

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

All of the securities issued to the selling stockholders were issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act. Specifically, the securities were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering and Rule 506 of Regulation D promulgated thereunder. Accordingly, the securities held by the selling stockholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Each of the selling stockholders made specific representations to the Company pursuant to the Purchase Agreement that such selling stockholder is acquiring the securities in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration, and that such selling stockholder does not have a present agreement or understanding, directly or indirectly, to effect any distribution of the securities to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any selling stockholder has any plan to act in concert to effect a distribution of its securities. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling stockholders have taken any actions to condition or prime the market for the potential resale of the shares. To do so would result in a breach of the Purchase Agreement by the respective selling stockholders.

Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The conversion price of the Notes is fixed at $3.50, subject to adjustment in the event of stock splits or combinations, stock dividends, recapitalizations or similar events, and subject to other customary anti-dilution adjustments (described below). The conversion rate is calculated by dividing the sum of the principal to be converted, plus all capitalized interest thereon, by $3.50 per share. If the Company subsequently makes certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price. This anti-dilution provision contained in the Notes is a market term in comparable offerings, and was necessary in order to effectuate the June 2014 Financing and provide the Company with much needed operating capital given the significant constraints on the Company’s liquidity and cash flows. However, there will be no anti-dilution adjustments or resets of the conversion price based solely on the trading price of the Company’s common stock, and accordingly the Notes lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern. Further, the anti-dilution provision

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

is subject to standard exceptions for issuances in connection with equity compensation plans (thereby allowing the Company to run and grow its business by incentivizing employees and directors), and issuances in connection with the conversion or exercise of options or convertible securities outstanding prior to the Closing of the June 2014 Financing on such terms as then in force.

In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1 The Company notes that the resale of the shares covered by the Registration Statement does not raise any of these “toxic” offering concerns which the Staff has focused on in the past. Further, the Registration Statement has been filed on Form S-1 rather than Form S-3; the Company is not attempting to register shares on a secondary basis using a form that the Company is not eligible to use to register shares on a primary basis.

In addition, the conversion of the Notes is subject to a blocker provision providing that no conversion may be effected if, after giving effect to such conversion, the converting Buyer, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the Company’s outstanding common stock immediately after giving effect to such conversion.

Additionally, the selling stockholders obtained the Notes overlying the shares offered in the Registration Statement through a privately negotiated transaction completed at arms’-length, after a process involving months of rigorous review and evaluation by the Company prior to entry into the Purchase Agreement. As described in its Current Report on Form 8-K filed with the Commission on April 24, 2014, the Company announced that it had retained Houlihan Lokey Capital, Inc. to provide financial advisory, investment banking and/or placement agent services and to assist the Company in analyzing and considering a wide range of financing, transactional and strategic alternatives. In connection with the Company’s exploration and evaluation of financing, transactional and strategic alternatives, the Company’s board of directors had formed a special committee comprised of all independent directors, which Committee was constituted by the board

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1 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415”, Insights, May 2007.

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

to, among other things, (a) identify, evaluate and select a financial advisor (which led to the engagement described above); (b) seek potential sources of additional liquidity for the Company (which helped bring about the Company’s previously disclosed first-lien asset-based lending facility with Crystal Financial Corp.); (c) independently evaluate and seek to achieve the best value for all of the Company’s stockholders with respect to any financing, transactional and strategic alternatives that may be proposed by parties interested in entering into a transaction with the Company; and (d) solicit, explore, review, analyze and independently evaluate financing, transactional and strategic alternatives available to the Company for maximizing stockholder value.

The June 2014 Financing is an investment transaction that has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The selling stockholders purchased the securities in question and there is no agreement or arrangement regarding the price at which they will resell the common stock underlying the Notes to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the selling stockholders are taking investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any common stock underlying the Notes. The structure of the transaction as subordinated secured convertible Notes is consistent with its investment character. In addition, the Company’s common stock is not listed on an exchange, as the Company delisted from Nasdaq in connection with the financing and, as contemplated by the Purchase Agreement, is now quoted on the OTC Pink market. Consequently, there has been a limited trading market for the common stock (as noted above, the three-month average daily trading volume as of November 17, 2014 was 12,715 shares), and trading in the common stock may become even more difficult and the share price could decrease below the $2.35 closing price of November 17, 2014, which price is approximately 33% below the $3.50 conversion price of the Notes. Therefore, the selling stockholders may not be able to resell the shares of common stock at or above their investment price. In fact, based on the closing price of the Company’s common stock on November 17, 2014 of $2.35 per share, if the selling stockholders were to resell any shares, they would take an approximate one-third (1/3) loss on their investment, as noted above. The selling stockholders have borne the market risk of their Notes for nearly five months, during which time the price of the Company's common stock traded as low as $0.45 per share.

The existence of the Registration Rights Agreement does not alter the conclusion that the transaction was more like a traditional investment than an underwriting; nor does the registration of the shares mean that all or any particular amount of the shares will be sold in the near term or at any other particular time. The Company notes that there are many reasons why investors prefer shares registered other than to effect an immediate sale, including, but not limited to: (i) the fact that some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount, without taking into account whether such investment

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

funds intend to dispose of their shares or to hold them for an indefinite period; and (ii) the fact that not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company, which concern would be heightened if the particular investor is a fiduciary of other people’s money and therefore subject to a common law duty to act prudently.

None of the selling stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling stockholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement. Nor are the selling stockholders acting as a group with respect to their holdings; decisions on whether and when to resell any of their respective holdings of shares being registered will be made by each of the 13 selling stockholders. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of shares under the Registration Statement. Instead, the selling stockholders will receive all proceeds received from resale of the shares.

3. The Selling Stockholders’ Relationships to the Issuer

Despite the significant beneficial ownership interests in the Company held by the selling stockholders when considered in the aggregate, the Company respectfully advises the Staff that the selling stockholders (whether considered individually or in the aggregate) do not constitute an “alter ego” of the Company and do not act as a conduit for the Company. An analysis of the pre- and post-transaction relationships indicate that the selling stockholders acquired the securities in the June 2014 Financing on an arms’-length basis for investment purposes as principals, not as agents, while holding a long-term investment view of the Company and its business and absorbing the market risk for all securities purchased.

Pre-Transaction Relationships. Prior to the Closing of the June 2014 Financing, eight of the thirteen selling stockholders had no prior relationships with or connections to the Company. As to the other five selling stockholders, in each case save one, the respective pre-Closing connection to the Company was limited to stock ownership under 10%. Only one of the selling stockholders (Brian Woolf, the Company’s Chief Executive Officer from February 2013 until the announcement of his retirement in November 2014, and who will retire from the Company’s board of directors at year-end) was ever an affiliate of the Company prior to the Closing of the June 2014 Financing.2 Mr. Woolf offered to purchase Notes in the June 2014 Financing after the deal terms had been established in order to demonstrate his support and confidence in the Company and its future long-term prospects and maintain an investment stake in the Company, though he has no special contractual rights as a stockholder of the Company under any stockholders’ or similar agreement.

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2 As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on November 5, 2014, Mr. Woolf has agreed to continue his employment with the Company through December 31, 2014 to assist with the new CEO’s transition. Mr. Woolf has agreed to provide consulting services to the Company during the first half of 2015.

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

The chart below sets forth the number of the Company’s shares and the corresponding percentage held by each of the selling stockholders immediately prior to the Closing, based on 1,665,455 shares outstanding on June 27, 2014 (with all share numbers adjusted to give effect to the Reverse Stock Split):

	Body Central Stock Ownership Immediately Prior to Closing of June 2014 Financing
Selling Stockholder	Number of Shares	Percentage of Outstanding
683 Capital Partners, L.P.	0	0.0%
Lane Five Partners L.P.	140,770	8.5%
Hudson Bay Master Fund Ltd.	0	0.0%
Tonga Partners, L.P.	0	0.0%
Blackwell Partners, L.L.C.	42,087	2.5%
Justin R. Evans	90,000	5.4%
Cuttyhunk Master Portfolio	0	0.0%
Solas Capital Partners, L.P.	14,390	0.9%
Clayton Capital Appreciation Fund, L.P.	0	0.0%
Midsummer Small Cap Master, Ltd.	0	0.0%
Brian Woolf	26,398(1)	1.6%
The Gravina Family Investments, L.L.C.	0	0.0%
William Howard Lenehan IV	0	0.0%
__________
(1) Consists of 15,148 shares of common stock and 11,250 shares of common stock issuable upon exercise of options exercisable within 60 days of June 27, 2014.

Significantly, the selling stockholders that held shares of the Company’s common stock prior to the Closing (as reported in the table above) continue to hold these shares and have demonstrated courses of action suggesting a commitment to long-term investment in the Company’s common stock. A review of Schedule 13D submissions by the selling stockholders having pre-transaction holdings of the Company’s common stock confirms their commitment to a long-term investment view.

First, all of the pre-transaction share holdings were acquired in various transactions which each occurred no later than April 2014. More specifically, (i) of the 140,770 shares of common stock held by Lane Five Partners L.P., an aggregate of 74,770 shares were acquired prior to February 2014; 50,000 shares were purchased on March 28, 2014; and the remaining 16,000 of these shares were purchased between April 11 and April 15, 2014; (ii) the 42,087 shares of common stock held by Blackwell Partners, L.L.C., and the 14,390 shares of common stock held by Solas Capital Partners, L.P., were acquired in a series of purchases on or before April 4, 2014; and (iii) the 90,000 shares of common stock beneficially owned by Justin Evans through Blackwood Partners were acquired in a series of purchases from February 7, 2014 through April 3, 2014. Mr. Woolf’s pre-

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

transaction equity interests in the Company were acquired by him in connection with (i) awards issued in connection with his commencement of employment in February 2013 under the Company’s equity compensation plan, consisting of 13,948 restricted shares and 30,000 options, in each case subject to time-based vesting; and (ii) 1,200 shares purchased by Mr. Woolf in an open-market transaction on November 5, 2013. These five selling stockholders that owned positions in the Company’s outstanding common stock at the time of the Closing, held positions as of such time aggregating to 18.7% of the Company’s common stock as of the Closing. These shares, which have now been held for at least six months, continue to be owned by these selling stockholders.

Second, representations made by selling stockholders in their Schedule 13D filings indicate collaborations with the Company in negotiating a deal structure intended to afford the selling stockholders with long-term investment potential. For instance, the Schedule 13D filed on May 23, 2013 by selling stockholders Solas Capital Partners, L.P., Lane Five Partners L.P. and Justin Evans and/or their respective affiliates, indicates under Item 4 (“Purpose of Transaction”) that “[t]he Reporting Persons submitted a proposal to the Issuer concerning the issuance of new securities. The proposal contains a number of terms, including adjustments to the Board of Directors of the Issuer and influence over the Issuer’s expense structure.”3 The initial Schedule 13D filed on April 7, 2014 by selling stockholder Justin Evans (and his affiliated entity Blackwood Capital Management, LLC) states that “The Reporting Persons have had discussions with the Company’s management regarding certain financial and operational issues. The Reporting Persons intend to continue these discussions with the Company’s management and board of directors, and other shareholders, concerning the strategic direction of the Company.” The initial Schedule 13D filed on April 4, 2014 by selling stockholder Lane Five Partners L.P. and certain of its affiliates similarly discloses that “The Reporting Persons have had discussions with the Issuer’s management regarding certain operational issues.” These pre-transaction discussions and negotiations with the Company illustrate the interest of the selling stockholders generally in establishing long-term holdings in the Company’s securities, initially through effecting purchases of common stock and later through participation in the June 2014 Financing. The fact that certain selling stockholders provided the Company with constructive input regarding “operational issues” indicates that, far from viewing their investments in the Company as a short-term opportunity to profit by acting as a “conduit” for an issuance by the Company, the selling stockholders invested in the Company on an arms’-length basis and were at that time (and are currently) interested in the long-term investment potential of the Company’s business.

Post-Transaction Relationships. Following the Closing of the June 2014 Financing, only three of the selling stockholders (683 Capital Partners, L.P., Lane Five Partners L.P. and Justin R. Evans) possess a contractual right to designate a Company director, which right, pursuant to the terms of the Series A Preferred held by them, diminishes and eventually disappears generally proportionately with decreases in the Noteholders’ investment position in the Notes. Pursuant to this designation right, Ari Zweiman, Erica Niemann and Justin Evans were appointed to the Company’s board of directors upon Closing of the June 2014 Financing. While the Series A Preferred

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3 Selling stockholders Solas Capital Partners, L.P., Lane Five Partners L.P. and Justin Evans subsequently “de-grouped” for purposes of Section 13 upon the Closing of the June 2014 Financing.

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

does provide for these designation rights, the Company respectfully submits to the Staff that the ability for selling stockholders to have some board representation is consistent with the selling stockholders’ having pursued a long-term investment view of the Company and its securities, and serves to align the interests of the Noteholders with those of the Company’s other long-term investors. Since their having been designated to the Board, these three directors have been actively involved in setting strategic direction for the Company, restructuring the management team and implementing efforts designed to return the Company to its core customer-centered focus and product niche advantages. The Company believes that the board service of these three designees of the Series A Preferred, and their active role in managing the Company and setting strategic direction specifically, serve to illustrate the selling stockholders’ long-term investment intent with respect to the Company and run contrary to a conclusion that the selling stockholders were acquiring the securities for the purpose of distributing them on behalf of the Company. Additionally, while the Company and its board believe that the independence of the three directors designated by the Noteholders is not impaired by virtue of the underlying contractual appointment right, in order to maximize the independence of the Company’s directors, effective July 31, 2014 the Company’s board increased the total number of directors and appointed three additional directors (Folline Cullen, Bryan Eshelman and Ben Rosenfeld) having no current or prior affiliations with the Company. As mentioned above, Mr. Woolf announced his retirement in November 2014 subject to ongoing transitional assistance through the end of 2014 and a consulting arrangement during the first half of 2015. The Staff has noted in CDI 116.15, in relevant part, that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondary.”

The post-Closing interests of the other selling stockholders are limited to their respective interests in the Notes and the Preferred Shares which they purchased in the June 2014 Financing. The selling stockholders purchased the Notes as principals and not as agents of the Company, undertaking full market risk with respect to their respective investments. The Notes were purchased by the selling stockholders with a long-term investment view of the Company’s position within its specialty women’s retail fashion space, and of the potential benefits that may arise in connection with the Company’s process of streamlining its operations and improving its results. Each of the selling stockholders has represented to the Company that they are not a registered broker-dealer or an affiliate of a broker-dealer. Furthermore, as described above, the selling stockholders have agreed to a “blocker” provision in the Notes that will prevent any selling stockholder from even reaching a rebuttable presumption of affiliate status arising by virtue of stock ownership. The selling stockholders are responsible for paying any broker-dealer selling fees or underwriting discounts or commissions directly to any broker-dealers any of them may engage to assist in selling any securities, as applicable. The selling stockholders will retain all proceeds from any sales of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from any such sales.

4. The Amount of Shares to be Sold by the Selling Stockholders

As of November 12, 2014, the Company had 1,658,135 shares of common stock outstanding. Of such shares, the Company believes approximately 1,412,217 shares are held by non-affiliates

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

of the Company. Although the Registration Statement seeks to register 5,968,080 shares on behalf of selling stockholders, the totality of the facts and circumstances in this case demonstrates that the Registration Statement relates to a valid secondary offering and the registration of the shares thereunder should be permitted under Rule 415(a)(1)(i). Furthermore, we again note that the trading of the Company’s stock is sporadic and limited. The limited volume will effectively limit the number of shares that the selling stockholders will be able to sell pursuant to the Registration Statement.

We note that the amount of shares involved is only one factor cited in CDI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, CDI 612.12 describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

We note in that regard that the shares covered by the Registration Statement underlie Notes held not by one large holder but by 13 separate security holders.

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the number of shares the Company seeks to register for resale exceeds the number of shares of common stock currently held by non-affiliates of the Company, the other facts discussed elsewhere in this response with regards to (i) the Company; (ii) the selling stockholders’ assumption of market risk and history of conduct and disclosures supporting a long-term investment interest in the Company; and (iii) the shares covered by the Registration Statement, including as to their lack of toxic features that have historically given rise to the Staff’s concerns, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

In addition, notwithstanding the large number of shares of common stock represented by the shares covered by the Registration Statement, the Company understands, as discussed below, that the selling stockholders are not engaged in the business of underwriting securities and that the selling stockholders acquired the securities in the ordinary course of their respective businesses, consistent with their respective investment approaches. The Company further understands that the selling stockholders have not entered into, nor are they otherwise bound by, any arrangement with any person to participate in the distribution of its Company securities, and the selling stockholders each represented to the Company that they did not acquire the securities with a view toward distribution in violation of the Securities Act. Rather, the Company expects that, other than in private sales, the selling stockholders will sell the shares in ordinary brokerage transactions through third-party brokers, without the involvement of the Company, for the account of the selling stockholders and their respective nominees, and not for the benefit of the Company. The Company further notes that it has not engaged, and will not engage, in any road shows or other similar activities to condition or “prime” the market for the sale of the shares.

5. The Selling Stockholders are not in the Business of Underwriting Securities

The selling stockholders are comprised of individuals and private investment funds. The Company has been advised by the selling stockholders that none of them are broker dealers or affiliates of broker dealers. To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities. In fact, several of the selling stockholders have a long history of investing in companies and maintaining an ownership interest in the companies with which they engage in those transactions.

As noted above, each of the selling stockholders made specific representations to the Company pursuant to the Purchase Agreement that such selling stockholder is acquiring the securities in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Company is not aware of any evidence that would indicate that these specific representations were false.
Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each selling stockholder has represented that such selling stockholder has purchased the Notes in the ordinary course of business for such selling stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration, and they do not have a present agreement or understanding, directly or indirectly, to effect any distribution of the securities to or through any person or entity. (italics supplied). Further, the actual issuance of the shares covered by the Registration Statement is not conditioned upon the prior effectiveness of the Registration Statement or otherwise upon the selling stockholders’ respective

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

ability to resell any of the shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present here.

6. Under all of the Circumstances, the Selling Stockholders are Not Acting as a Conduit for the Company

The selling stockholders are investors in the Company and have agreed to incur the economic risk of their investments. The facts that (i) the conversion price of the Notes is currently far “out-of-the-money” when compared with the current market price of the Company’s common stock; (ii) the Company lost its Nasdaq listing in connection with the Note offering and is currently quoted only on the less-liquid OTC Pink market; and (iii) the average daily trading volume of the Company’s common stock is currently extremely limited all support a conclusion that the selling stockholders have borne, and will likely continue to bear for some time into the distant future, the investment risk of their purchase of securities from the Company. In contrast to the selling stockholders above, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. In addition only one of the selling stockholders (Brian Woolf, who at the time of the offering was the Company’s chief executive officer and a director) was affiliated with the Company immediately prior to the transaction, and the terms of the Notes prevent the selling stockholders from ever becoming affiliates of the Company solely by virtue of stock ownership. Finally, the Notes in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that the selling stockholders are acting as a conduit for the Company. In that regard, the Company believes that the selling stockholders have made individual investment decisions to purchase the securities in the June 2014 Financing. The Company is not aware of any evidence that would suggest that any of the selling stockholders are acting, individually or together, to effect a distribution of the shares underlying the Notes.

For the reasons set forth above, the Company respectfully submits to the Staff that the that the proposed resale of shares by the selling stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

2. We note that you are registering 130% of the shares issuable under the convertible notes without giving effect to any interest that may be capitalized. The applicable quarterly interest payments may be made, at the company’s option, by increasing the principal amount due under the convertible notes which would increase the number of shares issuable upon conversion of the convertible notes. Please revise to register a good faith estimate of the number of additional shares correlating to the capitalized interest.

Response: In the initial September 24, 2014 filing of the Registration Statement, the Company had registered an amount of shares equal to 130% of the number of shares issuable under the Notes

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

in accordance with the Company’s obligations under the Registration Rights Agreement. The Registration Statement has been revised to decrease the number of shares being registered to 5,968,080 shares (representing a decrease by approximately 10% as compared to the 6,685,723 shares previously covered by the Registration Statement as filed on September 24, 2014). The 5,968,080 shares of common stock now covered by the Registration Statement consist of (i) 5,142,864 shares of common stock underlying the $18 million initial principal balance of the Notes, plus (ii) an additional 825,216 shares issuable correlating to two years of capitalized interest on the Notes, based on the Company’s good faith estimate that capitalized interest will be added to the outstanding principal amount of the Notes on a quarterly basis at a rate of 7.5% per annum for approximately the first two years of the three-year term of the Notes (with capitalized interest for one calendar quarter having been added to the principal balance of the Notes to date).

Private Placement of Convertible Notes and Preferred Stock, page 9

3. Please describe the amount of the amount of common stock being registered as compared to the amount of public float. Please revise to quantify and disclose any potential fees or liquidated damages you may be required to make to any selling shareholder.

Response: The requested disclosure has been added to the Registration Statement (see pages 13-14).

Selling Stockholders, page 41

4. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment control with respect to the shares to be offered by that shareholder. See Interpretive Response 140.02 in the Compliance and Disclosure Interpretations relating to Item 507 of Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.ht. Please also identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. We may have further comment.

Response: The requested disclosure has been added to the Registration Statement (see pages 46-49).

_______________

This will confirm that the Company understands that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
Division of Corporation Finance
November 18, 2014

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (973-597-2564) or my colleague Lloyd Jeglikowski (973-597-6320) if you wish to discuss any of the Company’s responses to the Comment Letter.

Very truly yours,
/s/ Alan Wovsaniker
Alan Wovsaniker

cc:	Mr. Ben Rosenfeld
Mr. Richard L. Walters, Jr.
Mr. Timothy J. Benson
Mr. Lloyd Jeglikowski, Esq.